
03013932

AB 3/5/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 48399

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SHUKLA FINANCIAL SERVICES, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 KELSEY AVENUE
(No. and Street)

WEST PATERSON, NJ 07424
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BIPINCHANDRA R. SHUKLA 973-279-2222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DISCHINO & ASSOCIATES, CPA
(Name — *if individual, state last, first, middle name*)

695 Rt. 46 WEST, SUITE #303, FAIRFIELD, NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C.
165
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 1 0 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, BIPINCHANDRA R. SHUKLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHUKLA FINANCIAL SERVICES, Inc., as of 12/31/, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature] 2/24/03
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHUKLA FINANCIAL SERVICES, INC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2002



DISCHINO & ASSOCIATES P.C.

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Shukla Financial Services, Inc.
West Paterson, New Jersey

We have audited the accompanying balance sheet of Shukla Financial Services, Inc. as of December 31, 2002, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shukla Financial Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III are presented for the purpose of additional analysis and are not required part of the basic financial statements, but supplementary information required by rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dischino & Associates

Dischino & Associates, P.C.
Certified Public Accountants

February 25, 2003

695 ROUTE 46 WEST, SUITE 303, FAIRFIELD, NJ 07004-1595
TELEPHONE 973 808-5700 • FAX 973 808-5970
WEBSITE www.dischino.com

SHUKLA FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	2,568
Good Faith Deposit-UPCC		50,022
USCC-Trading Deposit		19,286
Trade Receivables-Commissions Due		1,659
Available for Sale-Investments		20,000
Investments		20,100
Prepayments		2,794
PROPERTY AND EQUIPMENT		
Equipment		9,516
Accum. Depreciation-Equip.		8,858
TOTAL PROPERTY AND EQUIPMENT, NET		658
TOTAL ASSETS	$	117,087

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	2,900
Due to stockholder		20,902
TOTAL CURRENT LIABILITIES		23,802
STOCKHOLDER'S EQUITY		
Common Stock		55,000
Additional Paid in Capital		59,594
Retained earnings		(21,309)
TOTAL STOCKHOLDER'S EQUITY		93,285
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	117,087

See independent auditors' report and accompanying notes

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$	46,155
Other (Note 7)		12,572
TOTAL REVENUES		58,727
CLEARANCE CHARGES		18,418
GROSS PROFIT		40,309
OPERATING EXPENSES		46,894
INCOME BEFORE STATE INCOME TAXES		(6,585)
STATE INCOME TAXES		10
NET INCOME (LOSS)		(6,595)
RETAINED EARNINGS, BEGINNING OF YEAR		(7,600)
RETAINED EARNINGS, END OF YEAR	$	(14,195)

See independent auditors' report and accompanying notes

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2002

	COMMON STOCK	PAID – IN CAPITAL	ACCUMULATED (DEFICIT)	TOTAL STOCKHOLDER'S EQUITY
Balances, 12/31/01	$ 55,000	$59,594	$ (14,714)	$99,880
Net income	-	-	(6,595)	(6,595)
Balances, 12/31/02	$ 55,000	$ 59,594	$ (21,309)	$93,285

See independent auditor's report and accompanying notes

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$	(6,595)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,578
Decrease in receivables		71,461
Increase in prepaids		(264)
Decrease in accrued expenses		(9,338)
Decrease in Investments		6,000
Additional Paid in Capital		8,794
Decrease in Retained Earnings		(7,114)
Increase in Good faith Deposit		(50,022)
Increase in USCC Trading Deposit		(19,286)
NET CASH USED IN OPERATING ACTIVITIES		(4,786)
NET (DECREASE) IN CASH		(4,786)
CASH, BEGINNING OF YEAR		7,354
CASH, END OF YEAR	$	2,568
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Income taxes paid	$	10

See independent auditors' report and accompanying notes

SHUKLA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shukla Financial Services, Inc. ("the Company") is a registered broker-dealer in securities under the provisions of the Securities Exchanges Act of 1934 and is a member of the National Association of Security Dealers, Inc.. The Company's business is primarily to act as a broker in the trading of securities for the customers' accounts.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash, money market funds and debt securities purchased with maturity of three months or less. The carrying amount approximates the fair market value.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Accelerated methods of depreciation are used for tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHUKLA FINANCIAL SERVICES, INC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

As part of the clearing Agreement the Broker has a security interest in all of the Company's property held by it including, but not limited to, securities, deposits, monies and receivables. This security interest secures the Company's liability and obligations to the Broker.

The Company is subject to credit risk if this Broker is unable to repay the balance in the account or return the securities in its custody.

The Receivable from clearing broker consists of the following:

Good faith deposit with the clearing house	$ 50,022
Trading Deposit with clearing house	19,286
Trading receivable (net commission due)	1,659
	$ 70,967

NOTE 3 – INVESTMENTS

The Company has subscribed and purchased warrants to purchase common shares and common shares of The NASDAQ STOCK MARKET, INC.. The following is a summary of the investments (at cost):

300 Warrants to Purchase Shares of Common Stock	$ 3,300
1,200 Warrants to Purchase Shares of Common Stock	16,800
2,000 Shares of Common Stock	26,000
	$46,100

NOTE 4 – LOANS PAYABLE STOCKHOLDER

The stockholder loans are non-interest bearing and do not have a repayment schedule. The loans are subordinated to the minimum net capital requirement (discussed in Note 5).

NOTE 5 – MINIMUM REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory capital of $50,000. At December 31, 2002 the Company had regulatory net capital of $69,249. The regulatory net capital has been calculated in Schedule I.

See independent auditors' report

SHUKLA FINANCIAL SERVICES, INC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

NOTE 6 – COMMITMENTS

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market risk of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducted business.

NOTE 7 – OTHER INCOME

Other income consists of the following:

Investment Company commissions	$ 4,087
Service charges recovered	2,180
Money Market rebate	2,455
Dividend Income	360
Interest Income	3,490
TOTAL OTHER INCOME	$12,572

See independent auditors' report

SUPPLEMENTAL INFORMATION

SHUKLA FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Common Stock		$	55,000
Paid-in Capital			59,594
Retained Earnings (Deficit)			(21,309)
Stockholder loan subordinated as capital			20,902
Total Equity		$	114,187
Unallowed Assets			
	Investments	$	(40,100)
	Equipment – net		(658)
	Prepaid expenses		(2,794)
			(43,552)
	Haircut (2% of Money Market Fund)		(1,386)
Total Unallowed Assets			(44,938)
Net Capital		$	69,249

***There were no material differences found between the auditor's report and the companies reporting in Part IIA of computing net capital.**

See independent auditors' report and accompanying notes

SHUKLA FINANCIAL SERVICES, INC.
SCHEDULE II - STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
YEAR END DECEMBER 31, 2002

Balance at December 31, 2001	$20,902
Additions	-
Balance at December 31, 2002	$20,902

See independent auditors' report and accompanying notes

SHUKLA FINANCIAL SERVICES, INC.
SCHEDULE III – OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2002

Salaries	$	10,322
Payroll taxes		1,318
Professional fees		2,700
Advertising		80
Office Expenses		701
Bank charges		30
Dues & subscriptions		750
Quotation services		4,382
Insurance		4,370
Medical		1663
Depreciation		465
Licenses		2,730
Miscellaneous		340
Telephone		9,076
Comm. & ADP Charges – USCC		6,131
Utilities		1,836
TOTAL OPERATING EXPENSES	$	46,894

See independent auditors' report and accompanying notes

Board of Directors
Shukla Financial Services Inc.
West Paterson, NJ 07024

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Shukla Financial Services Inc, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Shukla Financial Services Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Shukla Financial Services Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Shukla Financial Services Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Shukla Financial Services Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Shukla Financial Services Inc.'s practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DISCHINO & ASSOCIATES, P.C.
Certified Public Accountants

February 26, 2003